Mail Stop 3233
                                                              October 12, 2018


Via E-mail
James A. Graf
Chief Executive Officer
Graf Industrial Corp.
118 Vintage Park Blvd., Suite W-222
Houston, Texas 77070

       Re:    Graf Industrial Corp.
              Amendment No. 1 to Registration Statement on Form S-1 Filed October 9, 2018
              File No. 333-227396

Dear Mr. Graf:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 18, 2018 letter.

Exhibit 3.2

Second Amended and Restated Certificate of Incorporation of Graf Industrial Corp., page 10

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the federal securities laws. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. James A. Graf
Graf Industrial Corp.
October 12, 2018
Page 2

       You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Kristi Marrone,
Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202)
551-3207 or me at (202) 551-3391 with any other questions.


                                                          Sincerely,

                                                          /s/ Erin E. Martin

                                                          Erin E. Martin
                                                          Legal Branch Chief
                                                          Office of Real Estate
and
                                                          Commodities
cc:     Joel Rubinstein
        Winston & Strawn LLP